John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

November 7, 2017

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Hamill:

On August 11, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 233 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 234 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the CBOE Vest S&P 500® Monthly Range Capture Fund (the “Fund”) as a new portfolio series of the Trust.

We received comments from you relating to the Amendment. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Additionally, please be advised that since the filing of the Amendment, the investment adviser to the Fund has determined to rename the Fund as the “Cboe Vest S&P 500® Enhance and Buffer Fund.” The strategies will remain the same, subject to the modifications being made in response to your comments as set forth in this letter.

General

1.	Comment: Note that the comments apply to both the Institutional/Investor Class Prospectus and the Class A Shares/Class C Shares Prospectus, as applicable.

Response: The Trust will update the relevant disclosure for both Prospectuses of the Fund as required.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
November 7, 2017

Prospectus

Fund Summary – Fees and Expenses of the Fund

2.	Comment: In Footnote 2 to the fee table, please add in “a CBOE company” as appropriate.

Response: The Trust will consider your comment and update as appropriate.

3.
Comment:        In the Fund’s footnote discussing the fee waiver, please revise to disclose that, if accurate, the recoupment is permissible within three years from the date of its waiver or reimbursement. Additionally, please confirm that the Trust considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Finally, please confirm that the Trust performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Response:        The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Fund Summary – Principal Investment Strategies

4.	Comment: The term “Adviser’s Investment Approach” appears to be a defined term, please make this fact clear or cross reference the section.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
November 7, 2017

5.
Comment:        With respect to the section “About the Index,” the white paper provided pertaining to the index (the “White Paper”) describes a fixed income component to the index. If this is still part of the index calculation, please add this disclosure to the prospectus disclosure.

Response: The Trust has revised the disclosure to address your comment.

6.	Comment: What percentage of the Fund’s portfolio will be comprised of FLEX options versus fixed income investments.

Response: The Trust has revised the disclosure to address your comment.

7.	Comment: Specify, if accurate, that the Index is based on a portfolio of European style options.

Response: The Trust has revised the disclosure to address your comment.

8.	Comment: In the section “About the Index”, please define the term “Enhanced Buffer Range Capture Strategy.”

Response: The Trust has revised the disclosure to address your comment.

9.	Comment: In the section “About the Index”, please define the term “Target Outcome” strategy.

Response: The Trust has revised the disclosure to address your comment.

10.
Comment:        Note that the investment strategy is described as leveraged and providing partial  protection from market downturns, while the White Paper is not clear on this aspect of the Index. Please advise in your correspondence and update disclosure as necessary.

Response: The disclosure has been revised to describe more fully the aspect of the index calculation methodology that adds leverage and partial protection from market downturns.

11.
Comment:        In the second paragraph of the section “About the Index,” consider changing the first sentence of the second paragraph to “The ’Enhanced Buffer . . .,” and also consider flipping the order of the second and third sentences in this paragraph.

Response: The Trust has revised the disclosure to address the first part of your comment, but is declining to take the second part of your comment.

12.	Comment: In the fourth paragraph of the section “About the Index,” consider breaking up the first sentence as it is too long – consider using “Plain English” principals.

Response: The Trust has revised the disclosure to address your comment.

13.
Comment:        Consider adding the concept in the first sentence that it is the “options portion of” the Index that accomplishes that which is stated in the first sentence of the fourth paragraph of the section “About the Index.”

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
November 7, 2017

14.	Comment: Consider clarifying the concept of the “underlying asset” to the S&P 500® Index in the third sentence of the second paragraph of the section “About the Index.”

Response: The Trust has revised the disclosure to address your comment.

15.	Comment: Please define what is meant by the “continuously rolling Enhanced Buffer Range Capture Strategy in the first sentence of the third paragraph of the section “About the Index.”.

Response: The Trust has revised the disclosure to address your comment.

16.	Comment: Please add an 80% strategy as required by Rule 35d-1 under the 1940 Act.

Response: The Trust has revised the disclosure to address your comment.

17.	Comment: Specify, if accurate, that the options used in the Fund’s investment strategy are European style options.

Response: The Trust has revised the disclosure to address your comment.

18.	Comment: Specify the level to which the Fund will be comprised of the same securities as the Index or if the strategy will utilize a sampling technique.

Response: The Trust has revised the disclosure to address your comment.

19.
Comment:       Under the headers “Enhanced Buffer Range Capture Target Outcome” and “Net Options Premium,” consider tying these concepts to the initial paragraph of the “Adviser’s Investment Approach” (i.e., note that the first subsection is the first source that is a function of the price and returns of the S&P 500® Index and the second subsection is the second source).

Response: The Trust has revised the disclosure to address your comment.

20.	Comment: Please clarify whether the “Enhanced Buffer Range Capture Target Outcome” is different than the “Enhanced Buffer Range Capture Strategy” described in the section, “About the Index.”

Response: The Trust has revised the disclosure to address your comment.

21.	Comment: With respect to the term “holding period” consider capitalizing the initial letter in each word of that phrase.

Response: The Trust is declining to take this comment.

22.	Comment: Consider eliminating the defined term “Enhanced Gain Range” since it is not used anywhere else in the prospectus.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
November 7, 2017

23.	Comment: Consider eliminating the defined term “Buffer Range” since it is not used anywhere else in the prospectus.

Response: The Trust has revised the disclosure to address your comment.

24.	Comment: Consider eliminating the defined term “Enhanced Loss Range” since it is not used anywhere else in the prospectus.

Response: The Trust has revised the disclosure to address your comment.

25.
Comment:        In the second sentence of the first paragraph of the “Net Options Premium” section, please clarify that the “Options Portfolio” is that of the Fund and the Enhanced Buffer Range Capture Strategy is that of the Index.

Response: The Trust has revised the disclosure to address your comment.

26.	Comment: In the second sentence of the first paragraph of the “Net Options Premium” section, consider striking the term “(or “purchasing”).”

Response: The Trust has revised the disclosure to address your comment.

27.	Comment: In the first sentence of the second paragraph of the “Net Options Premium” section, consider adding the term “either” after the word, “reference.”

Response: The Trust has revised the disclosure to address your comment.

28.
Comment:        In the second paragraph of the “Net Options Premium” section, the term “Options” and “Standardized Options” are used as defined terms, consider adding the term “either” after the word, “reference.”

Response: The Trust has revised the disclosure to address your comment.

29.
Comment:        In the penultimate sentence of the second paragraph of the “Net Options Premium” section, please clarify that the fixed income securities in which the Fund may invest are similar to those utilized by the Index.

Response: The Trust has revised the disclosure to address your comment.

30.	Comment: In the last sentence of the second paragraph of the “Net Options Premium” section, please clarify the term “amplified losses” to emphasize the risk.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
November 7, 2017

31.	Comment: In the fourth paragraph of the “Net Options Premium” section, please specify, if accurate, that the options used in the Fund’s investment strategy are European style options.

Response: The Trust has revised the disclosure to address your comment.

32.
Comment:        In the sixth paragraph of the “Net Options Premium” section, please clarify the amount by which the losses will be enhanced beyond the 3.5% buffer. Additionally, clarify that the Fund will bear this risk.

Response: The Trust has revised the disclosure to address your comment.

33.	Comment: In the sixth paragraph of the “Net Options Premium” section, please make bold the penultimate sentence.

Response: The Trust has revised the disclosure to address your comment.

34.	Comment: Please add in the seventh paragraph of the “Net Options Premium” section the concept of “continuously rolling” and how it works.

Response: The Trust has revised the disclosure to remove the reference to “continuous rolling.”

35.	Comment: In the seventh paragraph of the “Net Options Premium” section, consider changing the term “continuously,” to “partially.”

Response: The Trust has revised the disclosure to address your comment.

36.	Comment: In the seventh paragraph of the “Net Options Premium” section, consider adding in the “subject to a cap” after the term “enhancing gains.”

Response: The Trust has revised the disclosure to address your comment.

37.	Comment: In the seventh paragraph of the “Net Options Premium” section, consider clarifying the term “upswings.” Upswings in what? The S&P 500® Index?

Response: The Trust has revised the disclosure to address your comment.

Fund Summary – Principal Risks

38.	Comment: Consider adding fixed income risk and subcategories thereof if applicable.

Response: The Trust has revised the disclosure to address your comment.

39.	Comment: Consider deleting the second sentence of the third paragraph if applicable.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
November 7, 2017

40.	Comment: In “FLEX Options Risk,” please change the reference to the “Call Option Risk” to “Options Risk.”

Response: The Trust has revised the disclosure to address your comment.

41.	Comment: In risk immediately after the “FLEX Options Risk,” please incorporate, as appropriate, the concept of “securities comprising the S&P 500® Index.”

Response: The Trust has revised the disclosure to address your comment.

42.
Comment:        If the Fund invests in ETFs, consider whether it would be appropriate to add disclosures to the risk disclosure utilized by other CBOE Vest advised funds with respect to investments in other investments companies.

Response:        The Trust is declining to take this comment. The Trust believes that the disclosures as are currently presented are accurate as the Trust does not intend to invest directly on other investment companies, including ETFs.

43.	Comment: In “Index Sampling Risk,” please delete the reference to the “SPEN Index” – simply utilized the term “Index.”

Response: The Trust has revised the disclosure to address your comment.

44.	Comment: In the section on “Additional Information about the Fund’s Investment,” consider enhancing this disclosure. Consider the balance between duplication and more robust disclosure.

Response: The Trust is declining to take this comment. The Trust believes the Item 9 disclosure is adequate.

45.	Comment: In the section on “Additional Information about Risks,” consider whether it would be appropriate to add disclosure pertaining to put options risk.

Response: The Trust has revised the disclosure to address your comment.

46.	Comment: In the section on “Additional Information about Risks,” please state if the investment adviser expects to have portfolio turnover in excess of 100%.

Response:        The Adviser has informed the Trust that it is possible that the Fund may have portfolio turnover in excess of 100%, but it is uncertain at this time if that will be the case. Accordingly, the Trust, in consultation with the Adviser has determined to leave the “Portfolio Turnover Risk” as originally disclosed. The Trust and the Adviser may revisit this disclosure once the Fund is operational and at the next regular update to the prospectus for this Fund.

47.	Comment: With respect to the “Portfolio Turnover Risk,” consider making this section more concrete and indicating that this is an expense that is not an operational cost.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
November 7, 2017

48.	Comment: With respect to the “Tracking Error Risk,” consider moving portions of this section to the strategies disclosure for the Item 4 disclosure.

Response: The Trust is declining to take this comment. The Trust believes the nature of this particular risk lends itself to the elaboration that is in the disclosure as drafted.

Management – The Investment Adviser

49.	Comment: Revise the disclosure in the third paragraph to be tailored to the applicable class of shares offered by the particular prospectus.

Response: The Trust has revised the disclosure to address your comment.

Management – The Portfolio Managers

50.	Comment: Revise the disclosure “Prior to joining Vest” to “Prior to joining the Adviser.”

Response: The Trust has revised the disclosure to address your comment.

51.	Comment: Revise the disclosure related to Mr. Hale to provide at least five years of professional history.

Response: The Adviser has confirmed that Mr. Hale does not have more than four years of professional history and, as such, no further history has been added.

52.	Comment: Please update the disclosure to reflect the new requirements of Form N-1A Item 11(c)(7) and (8).

Response: The Trust has revised the disclosure to address your comment.

53.
Comment:        In the subsection on “Redemption In Kind,” please consider revising the disclosure to reflect the intended practices in terms of how such redemptions will be satisfied (e.g.., pro rata, individual securities, representative sample). This comment is not required, but the staff suggest adding the additional disclosure for the benefit of the shareholders.

Response: The Trust has revised the disclosure to address your comment.

General

54.	Comment: The staff would like to see a complete fee table and expense example prior to effectiveness.

Response: The Trust will provide a draft copy of the prospectuses prior to effectiveness.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
November 7, 2017

Share Class Alternatives

55.	Comment: With respect to the Investor, Institutional and Class Y Shares prospectus, please clarify in the disclosure that the prospectus offers three different classes of shares.

Response: The Trust has revised the disclosure to address your comment.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively